SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                   Form 11-K


(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For The Fiscal Year Ended December 31, 1994

                                                         OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                   to

Commission file number     0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MCI Communications Corporation Retirement Savings Plan - Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k)

B.       Name of  issuer of the  securities  held  pursuant  to the plan and the
         address  of  its  principal   executive  office:   MCI   Communications
         Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                        Page(s)
                                                                        -------
Report of Independent Accountants                                          3

Statements of Net Assets Available for Benefits
at December 31, 1994 and 1993                                            4,5

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1994 and 1993                  6,7

Notes to Financial Statements                                           8-32

Additional Information:
         Schedule I.
         Schedule of Assets Held for
                  Investment Purposes at
                  December 31, 1994                                       33

         Schedule II.
         Schedule of Reportable
                  Transactions for the year
                  ended December 31, 1994                                 34

Signature                                                                 35

Exhibits:
         23.      Consent of Independent Accountants                      36

         99.      Certification Regarding Certain
                  Investment Arrangements                                 37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative
Committee of the MCI Communications Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Communications Corporation Retirement Savings Plan - Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP
Washington, D. C.
June 16, 1995

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1994



Value of interest in master
  trust, at fair value                                            $ 347,560,842
                                                                  -------------

Net assets available for benefits                                 $ 347,560,842
                                                                  =============
































See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1993



Non-interest bearing cash                                           $    216,871
                                                                    ------------
Receivables:

         Employer contribution receivable                                352,919

         Other receivable                                                 58,963
                                                                    ------------
                  Total receivables                                      411,882
                                                                    ------------
General investments:

         Loans to participants                                         6,610,567

         Value of interest in collective
           investment funds of trustee                                 6,257,468

         Value of interest in registered
           investment companies                                       77,838,417

         Value of guaranteed investment
           contracts                                                  73,898,683
                                                                    ------------
                  Total general investments                          164,605,135
                                                                    ------------
Employer related investments:

         Employer securities                                         133,186,490
                                                                    ------------

Net assets available for benefits                                   $298,420,378
                                                                    ============






See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

ADDITIONS
- ---------

Contributions:
  Participants                                                     $ 51,907,550
  Non-cash employer                                                  28,532,919
  Rollovers                                                          12,723,822
  Non-cash supplemental                                              16,658,582
  Transfers from ESOP                                                   163,105
                                                                   -------------
         Total contributions                                        109,985,978
                                                                   -------------

Earnings on investments:
  Interest on participant loans                                         681,957
  Interest on guaranteed investment contracts                         5,592,442
  Dividends on common stock                                             303,588
  Net (loss) on disposition of assets                                (1,245,716)
  Unrealized (depreciation)                                         (57,412,969)
  Net gain from registered investment companies                       1,275,342
                                                                   -------------
         Total (losses) earnings on investments                     (50,805,356)
                                                                   -------------

         Total additions                                             59,180,622
                                                                   -------------

DEDUCTIONS
- ----------

Participant benefit payments                                         13,106,868
                                                                   -------------

         Net increase                                                46,073,754

Net interfund and interplan transfers                                 3,079,747
Net loans                                                               (13,037)

Net assets available for benefits, at
  beginning of year                                                 298,420,378
                                                                   -------------
Net assets available for benefits, at
  end of year                                                      $347,560,842
                                                                   =============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
ADDITIONS
- ---------

Contributions:
  Participants                                                     $ 39,402,255
  Non-cash employer                                                  17,526,017
  Rollovers                                                           5,104,066
  Transfers from ESOP                                                   553,020
                                                                   -------------
         Total contributions                                         62,585,358
                                                                   -------------

Earnings on investments:
  Interest on cash                                                       21,750
  Interest on participant loans                                         411,500
  Interest on guaranteed investment contracts                         6,045,367
  Dividends on common stock                                             219,111
  Net gain on disposition of assets                                     901,285
  Unrealized appreciation of assets                                  33,404,138
  Net gain from collective investment
    funds of trustee                                                  2,146,262
  Net gain from registered investment
    companies                                                         7,423,743
                                                                   -------------
         Total earnings on investments                               50,573,156
                                                                   -------------
Total additions                                                     113,158,514

DEDUCTIONS
- ----------

Participant benefit payments                                         10,723,992
                                                                   -------------

Net increase                                                        102,434,522

Transfer of assets to the Plan                                           44,519

Transfer of assets to MCI Consumer Markets 401(k)                    (9,348,735)

Net assets available for benefits, at
  beginning of year                                                 205,290,072
                                                                   -------------
Net assets available for benefits, at
  end of year                                                      $298,420,378
                                                                   =============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                            RETIREMENT SAVINGS PLAN
                                EIN: 52-0886267
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1994 and 1993


NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Communications Corporation Retirement Savings Plan (the "Plan" or "RSP") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1988, MCI Communications Corporation (the "Company") added a 401(k) deferral feature, called the Retirement Savings Plan, as Part IV to its employee stock ownership plan and renamed the combined plan the MCI Communications Corporation Employee Stock Ownership Plan and 401(k). Effective October 1, 1993, the Plan was amended and restated to make changes deemed necessary or advisable to comply with applicable law and make other changes deemed desirable in order to effectuate the general purpose of the Plan. The MCI Communications Corporation Employee Stock Ownership Plan and 401(k) is comprised of two parts: Part I is an employee stock ownership plan, Part II (formerly Part
IV) is the Retirement Savings Plan. The accompanying financial statements are solely those of Part II, the MCI Communications Corporation Retirement Savings Plan and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) taken as a whole. The Company separately prepares an annual report on the overall MCI Communications Corporation Employee Stock Ownership Plan and 401(k) which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

Effective January 1, 1994, the assets of the Retirement Savings Plan were combined with those of the MCI Consumer Markets 401(k) Plan ("401(k)") into the MCI Communications Corporation Defined Contribution Master Trust. This change was made to facilitate the modifications set forth in the paragraphs that follow. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

The Plan is a defined contribution, deferred savings plan and was amended effective January 1, 1994. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. Eligible employees may elect to reduce up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). Prior to January 1, 1994, employees could defer up to 10% of eligible compensation under the Plan. The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of MCI Communications Corporation common stock. Effective January 1, 1994, the Company's matching contributions were increased from $.50 to $.67 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made biweekly and is determined by the closing price of MCI Communication Corporation common stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. As of January 1, 1994, the investment funds available for elective contributions were increased from four to sixteen funds. Elective Contributions are invested in any of the sixteen investment funds in accordance with participants' instructions. The available investment funds are:

  -  MCI Common Stock Fund

         A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee Retirement Income Security Act of 1974, as amended.

  -  EuroPacific Growth Fund

         A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund's investment manager is Capital Research and Management Company.

  -  Putnam Voyager Fund

         A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

 -  Dreyfus S&P 500 Stock Index Portfolio

         An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -  Putnam Actively Managed Balanced Fund

         A growth and income fund invested in a blend of three Putnam mutual funds: Putnam Vista Fund, The Fund for Growth and Income and Putnam Income Fund. The fund is managed by Putnam Investment Management, Inc. and is subject to the policies established by the funds' Trustees.

  -  Scudder Income Fund

         An income fund invested primarily in high-grade corporate bonds, convertible bonds and government securities. The fund's investment management firm is Scudder, Stevens & Clark, Inc. They manage the fund's daily investment and business affairs subject to the policies established by the Board of Trustees of Scudder, Stevens & Clark, Inc.

  -  Putnam OTC Emerging Growth Fund

         A growth and income fund invested primarily in "emerging growth" stocks traded in the over-the-counter (OTC) market. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam New Opportunities Fund

         A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Vista Fund

         A growth fund invested primarily in well-researched growth stocks of medium-sized companies. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Investors Fund

         A growth fund invested primarily in high-quality, domestic, common stocks. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  The Putnam Fund for Growth and Income

         A growth and income fund invested primarily in income-producing stocks, i.e., stocks that pay high dividends. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Convertible Income-Growth Trust

         An income and growth fund invested primarily in convertible bonds and convertible preferred stocks, but may also invest in common stock and other nonconvertible securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam High Yield Advantage Fund

         An income fund invested primarily in lower rated bonds ("junk bonds"). Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Global Government Income Trust

         A non-diversified income fund invested principally in debt securities of foreign or U.S. governmental entities, including supranational issuers. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Diversified Income Trust

         An income fund invested primarily in U.S. government, high yield and international fixed income securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Stable Asset Fund

         The fund consists primarily of guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 9.1% at December 31, 1994.

         This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to January 1, 1994, all funds, with the exception of the MCI Common Stock fund, were tracked on a dollar valuation basis and were processed on a monthly valuation basis.

Participants may transfer all or part of the balance in their Elective Contributions and related earnings in any fund to any other fund once each calendar month. Participants may reallocate their matching contributions balance as of the prior year end once per Plan Year for account balances that are 100% vested. Participants may change the allocation of their future contributions among funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

In accordance with the terms of the Plan, the Company is entitled to make a supplemental contribution to the Plan, either in cash or shares of the Company's common stock, in amounts as determined by the Company's Board of Directors. The supplemental contributions are allocated among Plan participants at the end of each Plan year based on their eligible compensation. Participants become vested in their share of the supplemental contribution at the rate of 20% per year of credited service. During the year ended December 31, 1994, a supplemental contribution of 1.87% of the eligible compensation of all employees who have fulfilled the eligibility requirements for the Plan was made. This contribution in the amount of $16,658,582, was made in the form of 728,244 shares of the Company's common stock.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in The Wall Street Journal, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During the Plan years ended December 31, 1994 and 1993, $12,314,062 and $4,846,937 in loans were disbursed and principal repayments of $4,018,930 and $2,390,698, respectively, were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP), Part I of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) and transfer a portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. During 1994 and 1993, 7,732 and 11,133 shares of MCI Communications Corporation common stock at a fair market value on the diversification date of $163,105 and $553,020, respectively, were transferred from the ESOP to the RSP pursuant to these provisions. In addition to ESOP diversification, during 1994 and 1993, 730 and 1,356 shares of MCI Communications Corporation common stock at a fair market value on the diversification date of $16,151 and $66,898, respectively, were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions. As of December 31, 1994 and 1993, forfeitures included in the Plan were $67,466 and $54,015, respectively, which included 3,229 and 1,311 forfeited shares of MCI Communications Corporation common stock, at year-end fair market values of $59,333 and $37,050, respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of the Employee Retirement Income Security Act of 1974. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investment, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.


NOTE 2 - MASTER TRUST

Effective January 1, 1994, MCI Communications Corporation established The MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust"), for the purpose of facilitating modifications to the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

The Master Trust consists of a pool of individual investments in which the Plan and the 401(k) have a shared participation through Master Trust units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust. The Plan had a specific interest in the Master Trust of $347,560,842 representing approximately 90% of the net assets of the Master Trust as of December 31, 1994.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:


                                   Master Trust             Percentage Interest
         Plan Name              Investment Account            December 31, 1994
- ---------------------    --------------------------------   -------------------

MCI Communications          EuroPacific Growth Fund                      89.12%
  Corporation               Putnam Balanced Fund                         89.02%
  Retirement Savings        Scudder Income Fund                          89.78%
  Plan                      Dreyfus S&P 500 Stock Index                  88.08%
  EIN: 52-0886267           Putnam Growth & Income                       88.94%
                            Putnam Investors Fund                        92.62%
                            Putnam Vista Fund                            91.62%
                            Putnam Voyager Fund                          92.79%
                            Putnam Convertible Income-Growth             93.25%
                            Putnam High Yield Advantage                  90.68%
                            Putnam Global Gov't Income                   91.76%
                            Putnam OTC Emerging Growth                   92.09%
                            Putnam Diversified Income                    86.85%
                            Stable Asset Fund                            89.64%
                            Putnam New Opportunities                     91.81%
                            MCI Common Stock                             89.95%
                            Loan Fund                                    88.55%

MCI Consumer Markets        EuroPacific Growth Fund                      10.88%
  401(k) Plan               Putnam Balanced Fund                         10.98%
  EIN: 13-2745892           Scudder Income Fund                          10.22%
                            Dreyfus S&P 500 Stock Index                  11.92%
                            Putnam Growth & Income                       11.06%
                            Putnam Investors Fund                         7.38%
                            Putnam Vista Fund                             8.38%
                            Putnam Voyager Fund                           7.21%
                            Putnam Convertible Income-Growth              6.75%
                            Putnam High Yield Advantage                   9.32%
                            Putnam Global Gov't Income                    8.24%
                            Putnam OTC Emerging Growth                    7.91%
                            Putnam Diversified Income                    13.15%
                            Stable Asset Fund                            10.36%
                            Putnam New Opportunities                      8.19%
                            MCI Common Stock                             10.05%
                            Loan Fund                                    11.45%

The following pages present the assets and results of operations for the Master Trust in which the Plan and 401(k) participate.



                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
              ASSETS                            ----------- ----------- ----------- ------------ ----------- ---------
              ------
Contributions receivable:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions receivable                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    8,777       5,944           0       30,605         348       182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          125           0         0
  Registered investment companies                6,427,590   3,512,185   1,874,242   36,015,159*  1,909,296   430,005
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     6,447,288   3,524,659   1,877,247   36,067,699   1,912,321   430,827
                                                ----------- ----------- ----------- ------------ ----------- ---------
            LIABILITIES
            -----------
Operating payables                                       0           0       5,764            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan    $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
  MCI Consumer Markets 401(k) Plan                 701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total                                           $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========


* Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
              ASSETS                           --------- ------------ ------------- ---------- ------------ ------------
              ------
Contributions receivable:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions receivable                1,016       33,483           916        460          407        3,470


Other receivables                                16,940       53,553         3,967          0          492        7,382

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0        1,588             0          0            0            0
  Registered investment companies               970,118   62,645,356*      709,251    419,598      212,661    3,032,240
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                    988,074   62,733,980       714,134    420,058      213,560    3,043,092
                                               --------- ------------ ------------- ---------- ------------ ------------
            LIABILITIES
            -----------
Operating payables                                    0            0             0      3,944            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan   $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
  MCI Consumer Markets 401(k) Plan               82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------
Total                                          $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============

* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam       Stable        Putnam          MCI
                                              Diversified     Asset          New         Common         Loan
                                                Income        Fund      Opportunities     Stock         Fund         Total
              ASSETS                          ----------- ------------- ------------- ------------- ------------ -------------
              ------
Contributions receivable:
  Employee                                    $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                             0             0             0       117,255            0       117,255
                                              ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                   344        50,801         2,896       175,433            0       314,809


Other receivables                                  3,936         1,893             0             7            0       134,026

Investments, at fair value:
  Common stock                                         0             0             0   146,194,183*           0   146,194,183
  Common/collective trusts                             0     1,406,194             0         4,390            0     1,412,297
  Registered investment companies                359,063             0     4,615,388             0            0   123,132,152
  Participant loans                                    0             0             0             0   15,941,326    15,941,326

Investments, at contract value:
  Value of guaranteed investment contracts             0    98,544,375*            0             0            0    98,544,375
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                     363,343   100,003,263     4,618,284   146,374,013   15,941,326   385,673,168
                                              ----------- ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                     0             0           271             0            0         9,979
                                              ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits             $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan  $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
  MCI Consumer Markets 401(k) Plan                47,782    10,363,043       378,066    14,717,341    1,824,499    38,102,347
                                              ----------- ------------- ------------- ------------- ------------ -------------
Total                                         $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                              =========== ============= ============= ============= ============ =============


* Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------
Contributions:
  Participants                                  $2,783,794  $1,612,533  $  790,928  $ 8,365,101  $  675,924  $157,084
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                      1,024,708   1,186,247     768,095      662,500     807,794   164,611
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,820,831   2,810,468   1,563,751    9,037,933   1,493,591   323,825
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,780,516   2,816,447   1,573,358    9,495,704   1,509,497   325,122

DEDUCTIONS
- ----------

Participant benefit payments                        78,712      20,896      18,709    1,051,210      13,612     2,227
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,701,804   2,795,551   1,554,649    8,444,494   1,495,885   322,895

Transfers from (to):
  Other master trust investment accounts         2,788,105     813,772     362,821   (3,044,215)    470,858   115,520
  Net loans                                        (42,621)    (84,664)    (45,987)  (1,114,907)    (54,422)   (7,588)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at
  beginning of year                                      0           0           0   31,770,841           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                    $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========


                                    Page 19


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $340,241  $15,026,938  $    276,157  $ 168,550  $    88,997  $ 1,288,038
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                     437,051    1,549,601       317,076    205,946       74,972      642,623
  Non-cash supplemental                               0            0             0          0            0            0
  Transfers from ESOP                             8,388       10,763         1,250      4,509        9,392        5,501
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                         785,680   16,587,302       594,483    379,005      173,361    1,936,162
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                     3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments       3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                 788,930   17,177,586       592,380    368,062      167,446    2,178,447

DEDUCTIONS
- ----------

Participant benefit payments                      7,118    1,885,218         3,112      3,332          264       20,806
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                    781,812   15,292,368       589,268    364,730      167,182    2,157,641

Transfers from (to):
  Other master trust investment accounts        237,960   (2,989,223)      137,008     71,319       50,580      914,427
  Net loans                                     (31,698)  (1,955,198)      (12,142)   (19,935)      (4,202)     (28,976)
  Western Union International Collectively
    Bargained Plan                                    0        9,774             0          0            0            0

Net assets available for benefits, at
  beginning of year                                   0   52,376,259             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============


                                    Page 20


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                 Putnam       Stable        Putnam          MCI
                                               Diversified     Asset          New         Common         Loan
                                                 Income        Fund      Opportunities     Stock         Fund         Total
ADDITIONS                                      ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                                 $  109,922  $ 12,963,883  $  1,669,859  $ 15,866,347  $         0  $ 62,184,296
  Non-cash employer                                     0             0             0    34,411,079            0    34,411,079
  Rollovers                                       445,952     2,679,107     1,181,940     1,237,619            0    13,385,842
  Non-cash supplemental                                 0             0             0    20,000,002            0    20,000,002
  Transfers from ESOP                               2,252        11,732         6,156        52,082            0       163,105
                                               ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                           558,126    15,654,722     2,857,955    71,567,129            0   130,144,324
                                               ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                         0             0             0             0      761,327       761,327
  Interest on guaranteed investment contracts           0     6,131,620             0             0            0     6,131,620
  Dividends on common stock                             0             0             0       339,260            0       339,260
  Net (loss) on disposition of assets                   0             0             0    (1,417,410)           0    (1,417,410)
  Unrealized (depreciation) of assets                   0             0             0   (63,481,865)           0   (63,481,865)
  Net (loss) gain from registered investment
    companies                                      (6,865)            0       315,778             0            0     1,576,016
                                               ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments        (6,865)    6,131,620       315,778   (64,560,015)     761,327   (56,091,052)
                                               ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                   551,261    21,786,342     3,173,733     7,007,114      761,327    74,053,272

DEDUCTIONS
- ----------

Participant benefit payments                        2,643     4,605,500        32,954     6,509,482      723,204    14,978,999
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                      548,618    17,180,842     3,140,779       497,632       38,123    59,074,273

Transfers from (to):
  Other master trust investment accounts         (169,241)   (4,322,644)    1,573,958     2,988,995            0             0
  Net loans                                       (16,034)   (3,204,872)      (96,724)   (2,069,439)   8,791,674         2,265
  Western Union International Collectively
    Bargained Plan                                      0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at
  beginning of year                                     0    90,305,524             0   144,914,656    7,108,250   326,475,530
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                  $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                               =========== ============= ============= ============= ============ =============


                                    Page 21


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                               SCHEDULE OF MASTER TRUST PARTICIPATION


                                   Current Value of Interest                         Year Ended December 31, 1994
                               ----------------------------- -----------------------------------------------------------------------
                                                                               Participant                                 Net
                                  December 31,   January 1,                      Benefit                              (Depreciation)
Investment Account Interest:         1994          1994       Contributions     Payments      Net Loans  Net Transfers Appreciation
                               -------------- -------------- -------------- -------------- ------------- ------------- -------------
EuroPacific Growth Fund        $   5,746,106  $           0  $   3,383,999  $     (66,956) $    (43,993) $ 2,507,160  $     (34,104)
Putnam Balanced Fund               3,137,589              0      2,506,046        (17,886)      (75,810)     719,703          5,536
Scudder Income Fund                1,680,310              0      1,374,317        (16,770)      (32,796)     353,150          2,409
Dreyfus S&P 500 Stock Index       31,769,787     28,884,446      7,673,987       (906,168)     (964,504)  (3,271,543)       353,569
Putnam Growth & Income             1,700,841              0      1,354,639        (11,911)      (38,577)     380,580         16,110
Putnam Investors Fund                399,028              0        302,795         (2,148)       (7,329)     104,529          1,181
Putnam Vista Fund                    905,290              0        740,058         (7,014)      (28,780)     197,838          3,188
Putnam Voyager Fund               58,211,117     48,983,727     14,420,263     (1,714,809)   (1,753,361)  (2,156,123)       431,420
Putnam Convertible Income-Growth     665,896              0        551,181         (2,989)      (11,806)     131,168         (1,658)
Putnam High Yield Advantage          377,317              0        344,343         (2,677)      (15,641)      61,114         (9,822)
Putnam Global Gov't Income           195,954              0        158,669           (238)       (4,602)      47,628         (5,503)
Putnam OTC Emerging Growth         2,802,380              0      1,765,900        (20,218)      (25,941)     860,580        222,059
Putnam Diversified Income            315,561              0        520,493         (2,618)       (7,374)    (190,144)        (4,796)
Stable Asset Fund                 89,640,220     80,402,673     12,912,785     (3,956,517)   (2,622,467)  (2,688,696)     5,592,442
Putnam New Opportunities           4,239,947              0      2,613,674        (31,588)      (94,411)   1,456,519        295,753
MCI Common Stock                 131,656,672    133,538,965     59,362,829     (5,683,122)   (1,885,783)   4,678,880    (58,355,097)
Loan Fund
 (interest rates range 7% - 11%)  14,116,827      6,610,567              0       (663,239)    7,600,138     (112,596)       681,957
                               -------------- -------------- -------------- -------------- ------------- ------------ --------------
       Total                   $ 347,560,842  $ 298,420,378  $ 109,985,978  $ (13,106,868) $    (13,037) $ 3,079,747  $ (50,805,356)
                               ============== ============== ============== ============== ============= ============ ==============


                                    Page 22


NOTE 3 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's common stock to participants is the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.


NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1994 and 1993 are presented on the following pages. Certain prior year information has been reclassified to conform with the current year presentation.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994




                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
                                                ----------- ----------- ----------- ------------ ----------- ---------
              ASSETS
              ------

Other receivables                               $    5,223  $    4,926  $        0  $    20,569  $      329  $    182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          110           0         0
  Registered investment companies                5,740,883   3,132,663   1,686,122   31,749,108*  1,700,512   398,846
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     5,746,106   3,137,589   1,686,122   31,769,787   1,700,841   399,028
                                                ----------- ----------- ----------- ------------ ----------- ---------

            LIABILITIES
            -----------

Operating payables                                       0           0       5,812            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
                                                =========== =========== =========== ============ =========== =========



* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-088627
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994




                                               Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                Fund        Fund     Income-Growth  Advantage    Income       Growth
                                              --------- ------------ ------------- ---------- ------------ ------------
              ASSETS
              ------

Other receivables                             $ 16,940  $    43,565  $      3,884  $       0  $       492  $     7,298

Investments, at fair value:
  Common stock                                       0            0             0          0            0            0
  Common/collective trusts                           0        1,474             0          0            0            0
  Registered investment companies              888,350   58,166,078*      662,012    381,318      195,462    2,795,082
  Participant loans                                  0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts           0            0             0          0            0            0
                                              --------- ------------ ------------- ---------- ------------ ------------
Total assets                                   905,290   58,211,117       665,896    381,318      195,954    2,802,380
                                              --------- ------------ ------------- ---------- ------------ ------------

            LIABILITIES
            -----------

Operating payables                                   0            0             0      4,001            0            0
                                              --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits             $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
                                              ========= ============ ============= ========== ============ ============



* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                              Putnam       Stable        Putnam          MCI
                                            Diversified     Asset          New         Common         Loan
                                              Income        Fund      Opportunities     Stock         Fund         Total
                                            ----------- ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------

Other receivables                           $    3,936  $      1,697  $      3,948  $          6  $         0  $    112,995

Investments, at fair value:
  Common stock                                       0             0             0   131,652,717*           0   131,652,717
  Common/collective trusts                           0     1,260,512             0         3,949            0     1,266,045
  Registered investment companies              311,625             0     4,235,999             0            0   112,044,060
  Participant loans                                  0             0             0             0   14,116,827    14,116,827

Investments, at contract value:
  Value of guaranteed investment contracts           0    88,378,011*            0             0            0    88,378,011
                                            ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                   315,561    89,640,220     4,239,947   131,656,672   14,116,827   347,570,655
                                            ----------- ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                   0             0             0             0            0         9,813
                                            ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits           $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
                                            =========== ============= ============= ============= ============ =============


* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1993


                                                Putnam        Stable        Laurel           MCI
                                                Voyager        Asset        S&P 500        Common         Loan
                                                 Fund          Fund       Stock Index       Stock         Fund         Total
                                            ------------- ------------- ------------- ------------- ----------- -------------
              ASSETS
              ------

Non-interest bearing cash                   $          0  $    216,871  $          0  $          0  $        0  $    216,871
                                            ------------- ------------- ------------- ------------- ----------- -------------

Receivables:
  Employer contribution receivable                     0             0             0       352,919           0       352,919
  Other receivables                                    0        29,651        29,756             0           0        59,407
                                            ------------- ------------- ------------- ------------- ----------- -------------
Total receivables                                      0        29,651        29,756       352,919           0       412,326
                                            ------------- ------------- ------------- ------------- ----------- -------------

Investments, at fair value:
  Common stock                                         0             0             0   133,186,490*          0   133,186,490
  Common/collective trusts                             0     6,257,468             0             0           0     6,257,468
  Registered investment companies             48,983,727*            0    28,854,690*            0           0    77,838,417
  Participant loans                                    0             0             0             0   6,610,567     6,610,567

Investments, at contract value:
  Value of guaranteed investment contracts             0    73,898,683*            0             0           0    73,898,683
                                            ------------- ------------- ------------- ------------- ----------- -------------
Total investments, at fair value              48,983,727    80,156,151    28,854,690   133,186,490   6,610,567   297,791,625
                                            ------------- ------------- ------------- ------------- ----------- -------------

Total assets                                  48,983,727    80,402,673    28,884,446   133,539,409   6,610,567   298,420,822
                                            ------------- ------------- ------------- ------------- ----------- -------------

            LIABILITIES
            -----------

Operating payables                                     0             0             0           444           0           444
                                            ------------- ------------- ------------- ------------- ----------- -------------

Net assets available for benefits           $ 48,983,727  $ 80,402,673  $ 28,884,446  $133,538,965  $6,610,567  $298,420,378
                                            ============= ============= ============= ============= =========== =============

* Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------

Contributions:
  Participants                                  $2,388,772  $1,372,996  $  675,009  $ 7,024,132  $  579,611  $136,797
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                        982,898   1,121,362     694,580      639,523     765,155   163,868
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,383,999   2,506,046   1,374,317    7,673,987   1,354,639   302,795
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (34,104)      5,536       2,409      353,569      16,110     1,181
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (34,104)      5,536       2,409      353,569      16,110     1,181
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,349,895   2,511,582   1,376,726    8,027,556   1,370,749   303,976

DEDUCTIONS
- ----------

Participant benefit payments                        66,956      17,886      16,770      906,168      11,911     2,148
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,282,939   2,493,696   1,359,956    7,121,388   1,358,838   301,828

Transfers from (to):
  Other master trust investment accounts         2,513,525     745,505     354,770   (2,788,011)    390,183   104,664
  Net loans                                        (43,993)    (75,810)    (32,796)    (964,504)    (38,577)   (7,329)
  MCI Consumer Markets 401(k) Plan                  (6,365)    (25,802)     (1,620)    (495,018)     (9,603)     (135)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at
  beginning of year                                      0           0           0   28,884,446           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                   $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
                                                =========== =========== =========== ============ =========== =========


                                    Page 28

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $304,668  $12,917,402  $    241,138  $ 145,403  $    74,926  $ 1,135,202
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                     427,002    1,492,098       308,793    194,431       74,351      625,197
  Non-cash supplemental                               0            0             0          0            0            0
  Transfers from ESOP                             8,388       10,763         1,250      4,509        9,392        5,501
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                         740,058   14,420,263       551,181    344,343      158,669    1,765,900
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                     3,188      431,420        (1,658)    (9,822)      (5,503)     222,059
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments       3,188      431,420        (1,658)    (9,822)      (5,503)     222,059
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                 743,246   14,851,683       549,523    334,521      153,166    1,987,959

DEDUCTIONS
- ----------

Participant benefit payments                      7,014    1,714,809         2,989      2,677          238       20,218
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                    736,232   13,136,874       546,534    331,844      152,928    1,967,741

Transfers from (to):
  Other master trust investment accounts        208,464   (2,902,048)      133,034     64,341       47,554      871,881
  Net loans                                     (28,780)  (1,753,361)      (11,806)   (15,641)      (4,602)     (25,941)
  MCI Consumer Markets 401(k) Plan              (10,626)     736,151        (1,866)    (3,227)          74      (11,301)
  Western Union International Collectively
    Bargained Plan                                    0        9,774             0          0            0            0

Net assets available for benefits, at
  beginning of year                                   0   48,983,727             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
                                               ========= ============ ============= ========== ============ ============


                                    Page 29

                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                               Putnam       Stable        Putnam          MCI
                                             Diversified     Asset          New         Common         Loan
                                               Income        Fund      Opportunities     Stock         Fund         Total
ADDITIONS                                    ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                               $   94,224  $ 10,430,454  $  1,458,693  $ 12,928,123  $         0  $ 51,907,550
  Non-cash employer                                   0             0             0    28,532,919            0    28,532,919
  Rollovers                                     424,017     2,470,599     1,148,825     1,191,123            0    12,723,822
  Non-cash supplemental                               0             0             0    16,658,582            0    16,658,582
  Transfers from ESOP                             2,252        11,732         6,156        52,082            0       163,105
                                             ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                         520,493    12,912,785     2,613,674    59,362,829            0   109,985,978
                                             ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                       0             0             0             0      681,957       681,957
  Interest on guaranteed investment contracts         0     5,592,442             0             0            0     5,592,442
  Dividends on common stock                           0             0             0       303,588            0       303,588
  Net (loss) on disposition of assets                 0             0             0    (1,245,716)           0    (1,245,716)
  Unrealized (depreciation) of assets                 0             0             0   (57,412,969)           0   (57,412,969)
  Net (loss) gain from registered investment
    companies                                    (4,796)            0       295,753             0            0     1,275,342
                                             ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments      (4,796)    5,592,442       295,753   (58,355,097)     681,957   (50,805,356)
                                             ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                 515,697    18,505,227     2,909,427     1,007,732      681,957    59,180,622

DEDUCTIONS
- ----------

Participant benefit payments                      2,618     3,956,517        31,588     5,683,122      663,239    13,106,868
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                    513,079    14,548,710     2,877,839    (4,675,390)      18,718    46,073,754

Transfers from (to):
  Other master trust investment accounts        189,659)   (3,837,644)    1,472,958     2,810,483            0             0
  Net loans                                      (7,374)   (2,622,467)      (94,411)   (1,885,783)   7,600,138       (13,037)
  MCI Consumer Markets 401(k) Plan                 (485)    1,104,535       (16,439)    1,826,228     (115,875)    2,968,626
  Western Union International Collectively
    Bargained Plan                                    0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at
  beginning of year                                   0    80,402,673             0   133,538,965    6,610,567   298,420,378
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
                                             =========== ============= ============= ============= ============ =============


                                    Page 30


                                   MCI COMMUNICATIONS CORPORATION
                                       RETIREMENT SAVINGS PLAN
                                          EIN:  52-0886267
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                               Putnam        Stable        Laurel           MCI
                                               Voyager        Asset        S&P 500        Common         Loan
                                                Fund          Fund       Stock Index       Stock         Fund         Total
ADDITIONS                                    ------------ ------------- ------------- ------------- ---------- -------------
- ---------
Contributions:
  Participants                               $11,451,586  $ 11,608,896  $  7,304,281  $  9,037,492  $        0  $ 39,402,255
  Non-cash employer                                    0             0             0    17,526,017           0    17,526,017
  Rollovers                                      513,912     4,006,727       197,751       385,676           0     5,104,066
  Transfers from ESOP                            110,656       293,592       148,304           468           0       553,020
                                             ------------ ------------- ------------- ------------- ----------- -------------
    Total contributions                       12,076,154    15,909,215     7,650,336    26,949,653           0    62,585,358
                                             ------------ ------------- ------------- ------------- ----------- -------------
Earnings on investments:
  Interest on cash                                 1,568         5,989        11,044         3,149           0        21,750
  Interest on participant loans                        0             0             0             0     411,500       411,500
  Interest on guaranteed investment contracts          0     6,045,367             0             0           0     6,045,367
  Dividends on common stock                            0             0             0       219,111           0       219,111
  Net gain on disposition of assets                    0             0             0       901,285           0       901,285
  Unrealized appreciation                              0             0             0    33,404,138           0    33,404,138
  Net gain from collective investment
    funds of trustee                                  57             0     2,146,205             0           0     2,146,262
  Net gain from registered investment
    companies                                  7,423,743             0             0             0           0     7,423,743
                                             ------------ ------------- ------------- ------------- ----------- -------------
     Total earnings on investments             7,425,368     6,051,356     2,157,249    34,527,683     411,500    50,573,156
                                             ------------ ------------- ------------- ------------- ----------- -------------
Total additions                               19,501,522    21,960,571     9,807,585    61,477,336     411,500   113,158,514

DEDUCTIONS
- ----------

Participant benefit payments                   1,389,738     3,715,219       862,044     4,473,244     283,747    10,723,992
                                             ------------ ------------- ------------- ------------- ----------- -------------
Net increase                                  18,111,784    18,245,352     8,945,541    57,004,092     127,753   102,434,522

Transfers (to) from:
  Other investment accounts                   (1,316,962)      463,876    (1,116,415)    1,969,501           0             0
  Net loans                                     (358,338)     (924,259)     (242,795)     (519,346)  2,044,738             0
  MCI Consumer Markets 401(k) Plan            (1,524,476)   (2,842,128)     (877,776)   (3,848,004)   (256,351)   (9,348,735)
  Western Union International Collectively
    Bargained Plan                                 4,743         7,072        19,279        13,425           0        44,519

Net assets available for benefits, at
  beginning of year                           34,066,976    65,452,760    22,156,612    78,919,297   4,694,427   205,290,072
                                             ------------ ------------- ------------- ------------- ----------- -------------
Net assets available for benefits, at
  end of year                                $48,983,727  $ 80,402,673  $ 28,884,446  $133,538,965  $6,610,567  $298,420,378
                                             ============ ============= ============= ============= =========== =============


                                    Page 31


NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1994 and 1993, the Plan held 7,163,019 and 4,714,566 shares, respectively, of MCI Communications Corporation common stock at fair market values of $131,620,474 and $133,186,490, respectively. Of these shares, 1,222,644 and 501,306 were contributed by the Company during the Plan years ended December 31, 1994 and 1993, respectively, as the Company's matching contributions. As of December 31, 1994 and 1993, the Plan's benefit claims payable was $33,925,640 and $10,098,348, which includes 583,087 and 191,270 shares of MCI Communications Corporation common stock at fair market values of $10,714,224 and $5,403,378, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.


NOTE 6 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part II of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k), which, as amended through December 12, 1986, has been determined by the IRS to be qualified under Section 401 of the Internal Revenue Code. As allowed by the IRS, the Company filed for a determination letter from the IRS during March 1995 covering amendments adopted subsequent to December 12, 1986. The Plan Administrator anticipates receiving a favorable determination from the IRS on these amendments.


NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 1995, the Plan will charge a $30 origination fee for loans and a $20 annual account maintenance fee for participants who terminate employment and elect to keep their funds in the Plan.

Effective January 24, 1995, the Plan will distribute in a lump sum terminated participant accounts with a vested balance of less than $3,500. The distribution will occur no sooner than six months after the participant's termination date.

Effective July 1, 1995, the Plan will decrease the investment options to seven funds. The investment options will be: EuroPacific Growth Fund, Dreyfus S&P 500 Stock Index Portfolio, Putnam Voyager Fund, Putnam New Opportunities Fund, Stable Asset Fund, Putnam Balanced Retirement Fund, and MCI Communications Corporation Common Stock Fund. Participants with balances in the funds to be eliminated will have opportunities during June 1995 to reallocate their fund balances into the seven remaining funds.

                                                                                               SCHEDULE I
                                           MCI COMMUNICATIONS CORPORATION
                                          DEFINED CONTRIBUTION MASTER TRUST
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 1994


                                                                                                    CURRENT
                                                           NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                        OF SHARES            COST                12/31/94
- ------------------                                        ---------        ------------          ------------
LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                      $          0          $ 15,941,326
                                                                                                 ------------
INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                        1,412,297             1,412,297
                                                                                                 ------------
INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                                304,193           6,680,397             6,427,590
  *  Putnam Growth & Income                                 260,791           3,455,550             3,317,256
  *  Putnam Income Fund                                     108,315             725,473               700,797
  *  Putnam Vista Fund                                      330,577           2,384,019             2,373,546
     Scudder Income Fund                                    152,130           1,945,207             1,874,242
  *  Dreyfus S&P 500 Stock Index                          3,590,744          36,626,706            36,015,159
  *  Putnam Investors Fund                                   60,225             466,084               430,005
  *  Putnam Voyager Fund                                  5,437,965          53,330,297            62,645,356
  *  Putnam Convertible Income-Growth                        41,404             775,610               709,251
  *  Putnam High Yield Advantage                             46,622             447,135               419,598
  *  Putnam Global Gov't Income                              16,460             225,387               212,661
  *  Putnam OTC Emerging Growth                             280,763           3,008,463             3,032,240
  *  Putnam Diversified Income                               31,974             376,981               359,063
  *  Putnam New Opportunities                               182,643           4,338,093             4,615,388
                                                                                                 ------------
     Total investment in registered
       investment companies                                                                       123,132,152
                                                                                                 ------------
GUARANTEED INVESTMENT CONTRACTS

     Aetna Life Insurance (6.63% Matures 6/30/00)                            17,859,506            17,859,506
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                   5,772,945             5,772,945
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)              12,215,389            12,215,389
     Metropolitan Life Insurance (8.96% Matures 6/30/96)                     12,503,446            12,503,446
     New York Life Insurance (6.82% Matures 3/31/98)                          7,753,634             7,753,634
     Peoples Security Insurance Company (5.72% Matures 12/31/98)              7,318,368             7,318,368
     Peoples Security Insurance Company (5.86% Matures 3/31/98)               5,242,046             5,242,046
     Principal Mutual Life Insurance (9.10% Matures 12/31/96)                19,764,398            19,764,398
     Prudential Life Insurance (7.00% Matures 9/30/98)                        4,975,399             4,975,399
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                      5,139,244             5,139,244
                                                                                                 ------------
     Total guaranteed investment contracts                                                         98,544,375
                                                                                                 ------------
COMMON STOCK

  *  MCI Communications Corporation                       7,956,146         159,866,687           146,194,183
                                                                                                 ------------

     TOTAL INVESTMENTS                                                                           $385,224,333
                                                                                                 ============


  *  Denotes a party-in-interest

                                                                     SCHEDULE II
                         MCI COMMUNICATIONS CORPORATION
                       DEFINED CONTRIBUTION MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1994 to December 31, 1994 are considered reportable transactions. Fair value at January 1, 1994 is $326,475,530. Five percent (5%) of fair value is $16,323,777.


Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
- --------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------

        *  Putnam Voyager Fund     $ 16,798,906                                          $ 16,798,906    $ 16,798,906  $       0
                                  (108 purchases)

        *  Mellon Bank Temporary   $ 41,248,437                                          $ 41,248,437    $ 41,248,437  $       0
            Investment Fund       (487 purchases)

        *  Mellon Bank Temporary                   $ 39,836,235                          $ 39,836,235    $ 39,836,235  $       0
            Investment Fund                         (532 sales)


   *  Denotes a party-in-interest


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation Employee Stock Ownership Plan and 401(k) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 MCI COMMUNICATIONS CORPORATION
                                                 RETIREMENT SAVINGS PLAN - PART
                                                 II OF  THE  MCI COMMUNICATIONS
                                                 CORPORATION   EMPLOYEE   STOCK
                                                 OWNERSHIP AND 401(k)


Date:  June 30, 1995                             BY  /s/ Douglas L. Maine
                                                 ------------------------------
                                                 Douglas L. Maine
                                                 Chief Financial Officer and
                                                 Executive Vice President
                                                 MCI Communications Corporation















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